SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 28, 2014

List of materials

Documents attached hereto:

i) Press release announcing sale of Sony's Headquarters' Land to Sony Life Insurance Co., Ltd., a Sony's Consolidated Subsidiary

July 28, 2014
Sony Corporation

Sale of Sony’s Headquarters’ Land to Sony Life Insurance Co., Ltd., a Sony’s Consolidated Subsidiary

Sony Corporation (“Sony”) today announced that it has entered into an agreement to sell its headquarters’ land (1-7-1, Konan, Minato-ku, Tokyo, Japan) owned by Sony to its consolidated subsidiary, Sony Life Insurance Co., Ltd. (President: Katsumi Ihara).

The agreed sale price is 52.8 billion yen.  Sony aims to close this sale by the end of September 2014.  No material impact on Sony’s forecast of its consolidated financial results for the fiscal year ending March 31, 2015 is anticipated as a result of this sale.